Exhibit 3

10 June 2015

WPP plc

Director Declaration

In accordance with Listing Rule 9.6.14 R the Company announces that Roberto Quarta, Chairman of the Company is also a non-Executive Director of Spie SA and that Spie SA commenced trading on Euronext Paris earlier today.

For further information please contact:

Feona McEwan, WPP 44-20 7408 2204

www.wpp.com